BLACKSTONE ALTERNATIVE ALPHA FUND

345 Park Avenue

28th Floor

New York, New York 10154

July 26, 2019

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Jay Williamson

Re:	Blackstone Alternative Alpha Fund (the “Fund”)
Registration Statement on Form N-2 (File Nos. 811-22634 and 333-231842)

Dear Mr. Williamson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 (the “Registration Statement”) be accelerated to 11:00 a.m. on Monday, July 29, 2019, or as soon thereafter as practicable.

Please call Sarah Clinton of Ropes & Gray LLP at (617) 951-7375 as soon as the Registration Statement has been declared effective.

Very truly yours,

BLACKSTONE ALTERNATIVE ALPHA FUND

By:	/s/ James Hannigan
Name:	James Hannigan
Title:	Chief Legal Officer

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	Authorized Signatory